Exhibit 99.C

Press Release No. 03-12

METALLICA RESOURCES ANNOUNCES TERMS FOR PUBLIC OFFERING

Not for distribution to U.S. news wire services or dissemination in the United States.

November 28, 2003, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that the pricing and the number of equity units to be offered pursuant to its previously announced preliminary prospectus have been finalized. The Company will offer 38,700,000 units at a price of Cdn$2.20 for gross proceeds of Cdn$85,140,000. Each unit will consist of one common share and one half of one common share purchase warrant. Each full common share purchase warrant will allow the holder to acquire one common share of the Company for a period of five years from the closing date at a price of Cdn$3.10 per share.

Canaccord Capital Corporation is the lead agent for a syndicate of agents that includes Griffiths McBurney & Partners, Westwind Partners Inc. and Orion Securities Inc., all of whom will act on behalf of the Company to sell the units on a best-efforts basis.

The net proceeds from the offering will be used to develop the Company’s Cerro San Pedro gold and silver project in Mexico, satisfy its remaining debt obligations to Glamis Gold Ltd. resulting from its acquisition of Glamis’ 50% interest in the Cerro San Pedro project in February 2003 and for general working capital purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further details on Metallica Resources and its Cerro San Pedro gold and silver project, please visit the Company’s website at www.metal-res.com

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S PRELIMINARY PROSPECTUS.